UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Preliminary Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2)

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FAMILY DOLLAR STORES, INC.

(Name of Registrant as Specified In Its Charter)

DOLLAR GENERAL CORPORATION

D3 MERGER SUB, INC.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED OCTOBER 16, 2014

SPECIAL MEETING OF STOCKHOLDERS

OF

FAMILY DOLLAR STORES, INC.

TO BE HELD ON [            ]

PROXY STATEMENT

OF

DOLLAR GENERAL CORPORATION

D3 MERGER SUB, INC.

SOLICITATION OF PROXIES IN OPPOSITION TO

THE PROPOSED ACQUISITION OF FAMILY DOLLAR STORES, INC.

BY DOLLAR TREE, INC.

This Proxy Statement (this “Proxy Statement”) and the enclosed GOLD proxy card are furnished by Dollar General Corporation, a Tennessee corporation (“Dollar General”, “we”, “our” or “us”), and D3 Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dollar General (“D3 Merger Sub”) (for convenience purposes, throughout this Proxy Statement, we sometimes refer to Dollar General as the party soliciting proxies in connection herewith), in connection with Dollar General’s solicitation of proxies to be used at the special meeting (the “Special Meeting”) of stockholders of Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), to be held on [                    ], at [        ] at [        ] local time, and at any adjournments or postponements thereof.

This Proxy Statement and the enclosed GOLD proxy card are first being mailed to Family Dollar stockholders on or about [            ].

Pursuant to this Proxy Statement, Dollar General is soliciting proxies from holders of common stock, par value $0.10 per share (the “Shares”), of Family Dollar, to vote “AGAINST” the proposal to adopt the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by Amendment No. 1, dated as of September 4, 2014, and as may be subsequently amended (the “Dollar Tree Merger Agreement”), by and among Dollar Tree, Inc., a Virginia corporation (“Dollar Tree”), Family Dollar and Dime Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dollar Tree (“Dime Merger Sub”). The Dollar Tree Merger Agreement contemplates the merger of Dime Merger Sub with and into Family Dollar, with Family Dollar continuing as the surviving corporation in the merger as a wholly-owned subsidiary of Dollar Tree (the “Proposed Dollar Tree Merger”).

The specific proposals we are soliciting proxies to vote “AGAINST” are (i) the proposal to adopt the Dollar Tree Merger Agreement (the “Dollar Tree Merger Agreement Proposal”), (ii) the proposal to approve, by advisory (non-binding) vote, the compensation that may be paid or become payable to Family Dollar’s named executive officers in connection with the Proposed Dollar Tree Merger contemplated by the Dollar Tree Merger Agreement (the “Payout Proposal”) and (iii) the proposal for adjournment of the Special Meeting, if necessary or appropriate, from time to time, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Dollar Tree Merger Agreement (the “Adjournment Proposal” and, together with the Dollar Tree Merger Agreement Proposal and the Payout Proposal, the “Special Meeting Proposals”), each as described in the proxy statement/prospectus (the “Dollar Tree/Family Dollar Proxy Statement/Prospectus”) contained in the Registration Statement on Form S-4 filed by Dollar Tree with the United States Securities and Exchange Commission (the “SEC”) on [                    ], 2014. Family Dollar has set [        ] as the record date for determining those stockholders who will be entitled to vote at the Special Meeting (the “Record Date”). The principal executive offices of Family Dollar are located at 10401 Monroe Road, Charlotte, NC 28201.

On September 10, 2014 Dollar General commenced a tender offer for all of the outstanding Shares pursuant to which Family Dollar stockholders will receive $80.00 per share in cash (without interest and less required withholding taxes) in exchange for each Share they own. Such tender offer is being made pursuant to the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were included as exhibits to the Tender Offer Statement on Schedule TO filed by Dollar General with the SEC on September 10, 2014 (as amended, the “Schedule TO”). The Offer provides Family Dollar’s stockholders with approximately $640 million of additional aggregate value over the consideration provided under the Dollar Tree Merger Agreement and represents a premium of 31.9% over the closing price of $60.66 for Family Dollar’s Shares on July 25, 2014, the last trading day before the announcement of the Proposed Dollar Tree Merger. The Offer to Purchase describes the Offer more particularly, including conditions of the Offer. See Section 1 — “Terms of the Offer” and Section 14 — “Conditions of the Offer” of the Offer to Purchase. The expiration date of the Offer is October 31, 2014, unless extended (the “Expiration Date”).

WE ARE SOLICITING PROXIES FROM FAMILY DOLLAR STOCKHOLDERS TO VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL, THE PAYOUT PROPOSAL AND THE ADJOURNMENT PROPOSAL. WE BELIEVE OUR $80.00 PER SHARE ALL-CASH OFFER IS A SUPERIOR ALTERNATIVE FOR THE FAMILY DOLLAR STOCKHOLDERS BECAUSE IT PROVIDES GREATER FINANCIAL VALUE THAN THE PROPOSED DOLLAR TREE MERGER AND IS ALL-CASH. IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT OUR SUPERIOR OFFER, VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL AND THE OTHER PROPOSALS IN CONNECTION THEREWITH BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY OR VOTING BY INTERNET OR TELEPHONE.

WE BELIEVE THAT A VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL WILL SEND A CLEAR MESSAGE TO THE BOARD OF DIRECTORS OF FAMILY DOLLAR (THE “FAMILY DOLLAR BOARD”) THAT YOU WANT OUR OFFER TO SUCCEED AND THAT YOU DO NOT WANT THE PROPOSED DOLLAR TREE MERGER TO BE COMPLETED. REJECTION OF THE DOLLAR TREE MERGER AGREEMENT PROPOSAL BY THE FAMILY DOLLAR STOCKHOLDERS WILL ALSO ALLOW FAMILY DOLLAR TO TERMINATE THE DOLLAR TREE MERGER AGREEMENT AND THEREBY SATISFY A CONDITION OF THE OFFER AND IS AN IMPORTANT STEP IN SECURING THE SUCCESS OF THE OFFER. A VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL WILL NOT OBLIGATE YOU TO TENDER YOUR SHARES IN THE OFFER. HOWEVER, YOU MUST TENDER YOUR SHARES PURSUANT TO THE OFFER PRIOR TO THE EXPIRATION DATE IF YOU WISH TO PARTICIPATE IN THE OFFER.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO FAMILY DOLLAR, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST-DATED PROXY COUNTS. WE URGE YOU TO VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL, THE PAYOUT PROPOSAL AND THE ADJOURNMENT PROPOSAL, BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES.

IF YOUR SHARES ARE HELD IN “STREET-NAME,” DELIVER THE ENCLOSED GOLD VOTING INSTRUCTION FORM TO YOUR BROKER OR BANK OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A GOLD PROXY CARD IS SUBMITTED ON YOUR BEHALF. IF YOUR BROKER OR BANK OR CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY INTERNET OR TELEPHONE, INSTRUCTIONS WILL BE INCLUDED ON THE ENCLOSED GOLD VOTING INSTRUCTION FORM.

ii

REASONS TO VOTE “AGAINST” THE FAMILY DOLLAR SPECIAL MEETING PROPOSALS

1.	Why should I vote against the Dollar Tree Merger Agreement Proposal?

Dollar General is soliciting proxies from Family Dollar stockholders in opposition to the Proposed Dollar Tree Merger and specifically “AGAINST” the Dollar Tree Merger Agreement Proposal. Dollar General urges all Family Dollar stockholders to vote “AGAINST” the Dollar Tree Merger Agreement Proposal for the following reasons:

•	A vote “AGAINST” the Dollar Tree Merger Agreement Proposal helps to preserve your opportunity to receive the higher $80.00 per Share all-cash consideration provided by the Offer without the uncertainty of the cash/stock mix offered by the Dollar Tree Merger Agreement.

Our all-cash Offer of $80.00 per share is superior to the $74.50 per Share in cash and Dollar Tree common stock offered by the Dollar Tree Merger Agreement Proposal. In addition to providing superior value, the Offer is all-cash (versus the mix of cash and stock offered in the Proposed Dollar Tree Merger). Pursuant to the Dollar Tree Merger Agreement, if the average price of Dollar Tree’s common stock falls below $49.08 for the relevant period, you would receive less than $14.90 worth of Dollar Tree common stock in the Proposed Dollar Tree Merger. As a result, you could receive less than $74.50 per Share in total merger consideration in the Proposed Dollar Tree Merger. Alternatively, in the event that the average price of Dollar Tree’s common stock is greater than $59.98 for the relevant period, you would receive 0.2484 shares of Dollar Tree common stock for every share of Family Dollar common stock you own, which would represent more than $14.90 worth of Dollar Tree common stock if the price of Dollar Tree common stock increases above $59.98 per share.

Stockholders should contrast the certainty of the value of our Offer consideration with the uncertainty of the value of the Proposed Dollar Tree Merger consideration. The stock portion of the consideration offered to you pursuant to the Dollar Tree Merger Agreement represents approximately 20% of the overall consideration to be received by Family Dollar stockholders pursuant to the terms of the Dollar Tree Merger Agreement. Therefore, it is important to understand that the future performance of Dollar Tree and Dollar Tree’s common stock is subject to risk. The market price of Dollar Tree common stock may fluctuate significantly following the consummation of the Proposed Dollar Tree Merger, and you could lose all or a portion of the value of your investment in Dollar Tree common stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which could have a material adverse effect on the market for, or liquidity of, the Dollar Tree common stock, regardless of Dollar Tree’s actual operating performance. Further, the results of operations of the combined Dollar Tree and Family Dollar and the market price of Dollar Tree common stock after the completion of the Proposed Dollar Tree Merger may be affected by factors different from those currently affecting the independent results of operations of each individual company. As a result, the combination of Dollar Tree and Family Dollar may decrease the value of Dollar Tree and thereby negatively affect the long-term value of the Dollar Tree common stock that you receive in the Proposed Dollar Tree Merger.

Our all-cash Offer, in addition to providing Family Dollar’s stockholders with approximately $640 million of additional aggregate value over the consideration under the Dollar Tree Merger Agreement, does not expose you to any such risks. Instead, our Offer provides you with certainty as to the value offered for your Shares. Our Offer is not conditioned upon any financing arrangements or subject to a financing condition. However, our Offer is subject to certain conditions, including the Minimum Tender Condition, the Termination Condition, the Merger Agreement Condition, the Support Agreements Condition, the Section 203 Condition, the Rights Condition and the HSR Condition (each as defined in this Proxy Statement in the section entitled “Certain Information Regarding the Offer”). Each of the conditions to the Offer is set forth in full in Section 14 — “Conditions of the Offer” of our Offer to Purchase.

Under the terms of the Dollar Tree Merger Agreement, the Family Dollar Board is only permitted to consider alternative proposals until the Family Dollar stockholders adopt the Dollar Tree Merger Agreement. This means that if the Family Dollar stockholders approve the Dollar Tree Merger Agreement Proposal, our Offer cannot be consummated. By voting “AGAINST” the Dollar Tree Merger Agreement Proposal, you will help to preserve your opportunity to choose the higher per Share consideration provided by our Offer.

•	A vote “AGAINST” the Dollar Tree Merger Agreement Proposal encourages the Family Dollar Board to pursue our SUPERIOR Offer, which to date it has refused to do.

As discussed in the Section entitled “Background of the Solicitation” of this Proxy Statement, Dollar General had expressed an interest in a combination with Family Dollar on several occasions for more than a year. As late as June 19, 2014, just days before Family Dollar entered into exclusive negotiations with Dollar Tree, in a meeting between representatives of Dollar General and Family Dollar, representatives of Dollar General consistently expressed an interest in exploring a combination. Despite these repeated expressions of interest, the representatives of Family Dollar did not indicate that Family Dollar was undertaking a process to find a potential buyer or combination partner, that there was any urgency for Dollar General to act or that Family Dollar was engaged in discussions with another potential buyer. In fact, the responses by representatives of Family Dollar at that meeting to questions posed by representatives of Dollar General gave the opposite impression. If at any time during the June 19th meeting the representatives of Family Dollar had indicated that Family Dollar might be in discussions with another party or that there was otherwise any urgency to make a proposal at that time, Dollar General would have promptly sought to do so prior to the announcement of the Dollar Tree Merger Agreement. The fact that, subsequent to the announcement of the Dollar Tree Merger Agreement, Dollar General has made two proposals to the Family Dollar board and has made the Offer to Family Dollar stockholders illustrates Dollar General’s willingness to act once the urgency of such action was made apparent.

Following the entry into the Dollar Tree Merger Agreement, the Family Dollar Board has refused to engage with Dollar General regarding the proposals made by Dollar General (which are described in detail under “Background of the Solicitation” below) despite the terms of the Dollar Tree Merger Agreement which permit Family Dollar to engage in such discussions if the Family Dollar Board concludes that the transaction with Dollar General is reasonably expected to lead to a superior proposal. As described above, the Offer is clearly financially superior. The Family Dollar Board nevertheless has refused to engage in discussions with Dollar General on the theory that Dollar General’s proposals were not “reasonably likely to be completed on the terms proposed” due to antitrust risk. As discussed in “Background of the Solicitation” below, Dollar General agreed in its original proposal to divest up to 700 stores if necessary in order to obtain antitrust approval, a commitment that we believe provided more than sufficient cushion to clear any Federal Trade Commission review of a combination of our two companies. Given our advisors’ experience and extensive analysis, we believe that this number is more than adequate to clear any FTC review as we believe that the FTC will evaluate this transaction as involving a “fill-in” shop/trip instead of a “destination” or “stock-up” shop/trip, increasing the number and type of stores that would be considered competitors to Dollar General or Family Dollar in any given market. Nevertheless, in order to clearly demonstrate to the Family Dollar Board that a transaction with Dollar General was “reasonably likely to be completed on the terms proposed,” Dollar General submitted a revised proposal which increased to 1,500 the number of stores it was willing to divest. In addition to its agreement to pay to Dollar Tree the $305 million break-up fee set forth in the Dollar Tree Merger Agreement, Dollar General also offered to pay a $500 million “reverse break-up fee” to Family Dollar, in the event the proposed combination failed due to antitrust reasons to demonstrate its confidence in its ability to obtain the required antitrust approvals and further increase the certainty of closing. In spite of these efforts by Dollar General, the Family Dollar Board has continued to refuse to engage in discussions.

By voting “AGAINST” the Dollar Tree Merger Agreement, you will send a message to the Family Dollar Board that you expect them to act in YOUR best interest by maximizing the value of your Shares rather than squander the opportunity to receive the higher consideration available under the Offer.

•	A vote “AGAINST” the Dollar Tree Merger Agreement Proposal will help satisfy one of the conditions of the Offer.

The Offer is subject to certain conditions (which are set forth in Section 14 — “Conditions of the Offer” of the Offer to Purchase, some of which are summarized in “Certain Information Regarding the Dollar General Offer” below) that require action by the Family Dollar Board. By voting against the Dollar Tree Merger Agreement Proposal, you can demonstrate your support for the Offer and send a clear message to the Family Dollar Board that it should take all actions necessary to permit the Offer to proceed. In particular, one of the conditions of the Offer is that the Dollar Tree Merger Agreement has been validly terminated. If the Family Dollar stockholders reject the Dollar Tree Merger Agreement Proposal, Family Dollar will be permitted to terminate the Dollar Tree Merger Agreement. Therefore, a vote “AGAINST” the Dollar Tree Merger Agreement Proposal moves all of the Family Dollar stockholders closer to being able to benefit from the Offer.

2.	Why should I vote against the other Special Meeting Proposals?

Dollar General believes that the other Special Meeting Proposals are a group of related proposals whose purpose is to facilitate, or which are conditioned upon the completion of, the Dollar Tree Merger Agreement Proposal, which Dollar General opposes. Therefore, Dollar General is soliciting proxies from Family Dollar stockholders in opposition of such other proposals and specifically “AGAINST” such proposals. Dollar General urges all Family Dollar stockholders to vote “AGAINST” the following Special Meeting Proposals for the reasons set forth below:

The Payout Proposal. While the Payout Proposal is non-binding and advisory, and its approval is not required for the Dollar Tree Merger Agreement to be consummated, Dollar General believes that the purpose of the proposal is to demonstrate stockholder support for compensation that would be paid to Family Dollar management in connection with the Dollar Tree Merger. Therefore, this proposal should not be approved if stockholders oppose the Dollar Tree Merger Agreement Proposal.

According to the Dollar Tree/Family Dollar Proxy Statement/Prospectus, because the vote on the Payout Proposal is advisory only, it will not be binding on Family Dollar or the Family Dollar Board. Accordingly, because Family Dollar is contractually obligated to pay the compensation, such compensation will be paid or become payable, subject only to the conditions applicable thereto, if the Proposed Dollar Tree Merger is consummated and regardless of the outcome of the vote on the Payout Proposal.

Dollar General is opposed to the Dollar Tree Merger Agreement as detailed above. Accordingly, Dollar General recommends that stockholders vote “AGAINST” the approval of the Payout Proposal.

The Adjournment Proposal. Dollar General opposes the Adjournment Proposal because Dollar General believes that Family Dollar should not have additional time to solicit proxies to vote for the Dollar Tree Merger Agreement Proposal if it is unable to obtain the necessary votes for approval of such proposal by the date of the Special Meeting which will be scheduled by Family Dollar. Accordingly, Dollar General recommends that stockholders vote “AGAINST” the Adjournment Proposal.

GIVEN THE REASONS DESCRIBED ABOVE, FAMILY DOLLAR STOCKHOLDERS SHOULD VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS.

VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL, THE PAYOUT PROPOSAL AND THE ADJOURNMENT PROPOSAL BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IF YOUR SHARES ARE HELD IN “STREET-NAME,” DELIVER THE ENCLOSED GOLD VOTING INSTRUCTION FORM TO YOUR BROKER OR BANK OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A GOLD PROXY CARD IS SUBMITTED ON YOUR BEHALF. IF YOUR BROKER OR BANK OR CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY INTERNET OR TELEPHONE, INSTRUCTIONS WILL BE INCLUDED ON THE ENCLOSED GOLD VOTING INSTRUCTION FORM.

DO NOT RETURN ANY PROXY CARD THAT YOU RECEIVE FROM FAMILY DOLLAR. EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY CARD FURNISHED BY FAMILY DOLLAR, YOU HAVE THE RIGHT, AND IT IS NOT TOO LATE, TO CHANGE YOUR VOTE BY INTERNET OR TELEPHONE OR BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. ONLY YOUR LATEST DATED PROXY COUNTS.

WE URGE YOU TO SEND THE FAMILY DOLLAR BOARD A CLEAR MESSAGE THAT FAMILY DOLLAR STOCKHOLDERS WANT OUR SUPERIOR OFFER TO SUCCEED AND DO NOT WANT THE PROPOSED DOLLAR TREE MERGER TO BE COMPLETED. VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL, THE PAYOUT PROPOSAL AND THE ADJOURNMENT PROPOSAL TODAY.

BACKGROUND OF THE SOLICITATION

As part of the continuous evaluation of its business plans, Dollar General regularly evaluates and considers a variety of options to enhance its business, including among other things, strategic business or asset acquisitions. In particular, from time to time over the years, management and the Dollar General Board have considered an acquisition of Family Dollar, which consideration has included extensive analyses of the related antitrust considerations by management working together with experienced outside counsel. As with any other material decision that can be expected to have a significant and long-lasting impact on Dollar General’s future business and prospects, the Dollar General Board and management team prefer, when possible, to act only when circumstances are optimal to ensuring the success of the decision. Accordingly, although the Dollar General Board considered an acquisition of Family Dollar at various points, as discussed further below, for various reasons such as non-operating factors that influenced Family Dollar’s stock price, certain statements by Mr. Levine which led Dollar General to believe that his desire to serve as the chief executive officer of the combined company and retain its headquarters in Charlotte, North Carolina, might interfere with negotiations, the involvement of activist investors in Family Dollar’s stock, the need of Dollar General to complete its antitrust analysis and financial analyses of such transaction as well as financing considerations thereof, coupled with statements by Family Dollar that Family Dollar was not for sale and the impression given by Family Dollar that there was no urgency for Dollar General to act, the Dollar General Board did not propose a transaction to Family Dollar until after the public announcement of the Dollar Tree Merger Agreement. Upon the announcement of the Dollar Tree Merger Agreement, when it became clear that, although circumstances were not optimal, the otherwise still attractive opportunity might be lost, the Dollar General Board acted quickly to communicate an offer to the Family Dollar Board. In addition, prior to 2013, Rick Dreiling, Chairman and Chief Executive Officer of Dollar General, and/or Michael Calbert, a member of the board of directors of Dollar General, on occasion have had informal meetings with Howard Levine, Chairman and Chief Executive Officer of Family Dollar, during which the merits of a business combination but not any specific proposals were generally discussed.

On February 28, 2013, Mr. Calbert met with Mr. Levine to discuss the current state of the economy and the potential for consolidation in the retail sector. The discussion included the merits of a potential combination of Dollar General and Family Dollar. During the discussion, Mr. Levine expressed his interest in serving as the chief executive officer of the combined company and establishing its headquarters in Charlotte, North Carolina. Mr. Calbert noted that these specific requests likely would be viewed unfavorably by the Dollar General Board.

The Dollar General Board of directors was scheduled to discuss preliminarily a potential combination of Dollar General and Family Dollar at its regularly scheduled board meeting on August 28, 2013. However, due to the illness and brief hospitalization of Mr. Dreiling, the board did not discuss such matters and a meeting with Mr. Levine scheduled for the following day that Mr. Calbert had previously requested was cancelled.

In the late summer of 2013, Dollar General contacted representatives of Goldman, Sachs & Co. (“Goldman Sachs”) to discuss a potential transaction with Family Dollar. Although Goldman Sachs was not formally retained until August 2014, members of management of Dollar General continued to have discussions with representatives of Goldman Sachs about a potential transaction, including the financial analyses of a transaction, from time to time through the following year.

On October 3, 2013, at a special meeting of the board of directors, the Dollar General Board met with members of management to discuss a potential acquisition of Family Dollar. The board discussed a variety of matters, including antitrust considerations, pertaining to such a potential acquisition. After such discussion, the Dollar General Board authorized management to meet with Mr. Levine in order to evaluate Family Dollar’s interest in a potential combination.

On October 15, 2013, Messrs. Dreiling and Calbert met with Mr. Levine and George Mahoney, Jr., a member of the Family Dollar Board, to explore the possibility of a potential business combination transaction between Family Dollar and Dollar General. During the discussions, the representatives of Dollar General conveyed that they were keenly interested in a combination of the two companies. In addition to discussing the merits of a potential combination of Dollar General and Family Dollar, Mr. Levine again expressed his interest in serving as the chief executive officer of the combined company and establishing its headquarters in Charlotte, North Carolina. As he had done at the February 28, 2013 meeting, Mr. Calbert suggested such requests likely would be viewed unfavorably by the Dollar General Board. Also at this meeting, Mr. Levine expressed concern that Family Dollar’s analysis suggested that a combination of Dollar General and Family Dollar would face potential antitrust issues. Messrs. Dreiling and Calbert informed Mr. Levine that Dollar General had undertaken substantial antitrust work over the years using outside counsel and an economist and such work indicated any antitrust issues would be minimal. The Dollar General representatives further offered to share such antitrust work with Family Dollar if Mr. Levine would reciprocally agree to share Family Dollar’s antitrust analysis with Dollar General. The representatives of Family Dollar conveyed that they were committed to keeping their board of directors updated and taking direction from their board and that, subject to their board approving such discussions, they were open to having further discussions. Representatives of Family Dollar did not contact Dollar General to have such further discussions.

In November of 2013, Mr. Dreiling phoned Mr. Levine to set up a follow-up meeting. The meeting originally was scheduled for December 2013 but was postponed until a later date in January 2014. Dollar General’s representatives subsequently canceled the January meeting and stated that they would be in touch in the spring of 2014.

On April 30, 2014, Mr. Calbert sent an email to Mr. Levine informing him of personal news and stating generally that he would like to catch up at some point with Mr. Levine. Mr. Levine responded on May 4, 2014 by forwarding his telephone number and offering a telephone conversation, but this telephone conversation did not take place.

On May 29, 2014, the Dollar General Board met with management to further discuss a potential acquisition of Family Dollar, including timing considerations, potential benefits and disadvantages, and other key factors. Management also discussed with the board certain financing considerations and related financial analyses of a potential transaction. After such discussion, the Dollar General Board instructed management to continue to evaluate a potential acquisition of Family Dollar.

On June 6, 2014, Mr. Calbert emailed Mr. Levine to suggest that they speak.

In a telephone conversation on June 7, 2014 with Mr. Levine, Mr. Calbert reiterated Dollar General’s strong interest in potentially acquiring Family Dollar. Mr. Calbert stated Dollar General’s preference to negotiate directly with the Family Dollar Board and not in the public media and suggested a meeting with Mr. Levine as soon as possible.

On June 9, 2014, Mr. Levine emailed Mr. Calbert. Mr. Levine informed Mr. Calbert that Family Dollar had adopted a poison pill earlier that morning. Mr. Levine further suggested arranging a call between counsel representing Family Dollar and Dollar General to discuss potential antitrust issues. In an email later that day, Mr. Calbert suggested that Dollar General would refine its views on price, structure and diligence, including potential antitrust issues, and then get back to Family Dollar.

Around this time, Dollar General also asked its counsel, Simpson Thacher & Bartlett LLP (“Simpson Thacher”), to update the antitrust analysis of a combination of Family Dollar and Dollar General that it had been performing during the prior year and to proceed with further analysis.

On June 18, 2014, the Dollar General Board met with management to further discuss a potential acquisition of Family Dollar and the implications on any such combination as a result of the ownership of approximately 9.39% of the then-outstanding shares of Family Dollar by Carl. C. Icahn and certain of his affiliates, as indicated on a Schedule 13D filed on June 6, 2014, including the increase in Family Dollar’s share price following such announcement and the impact such price increase might have on the price that Dollar General might need to pay to acquire Family Dollar as well as the potential impact that a large stockholder advocating for a sale of Family Dollar might have in any negotiations with the Family Dollar Board with respect to a potential transaction.

On June 19, 2014, Messrs. Dreiling and Calbert met with Mr. Levine and Mr. Mahoney to further discuss a possible business combination. During the course of such discussion, representatives of Dollar General consistently expressed an interest in exploring a combination. Mr. Levine suggested that Dollar General should make a proposal and Mr. Levine would review such proposal with the Family Dollar Board. While suggesting that the timing of a combination was not optimal for Dollar General, as a result of factors such as the recent increase in the price of Family Dollar shares following the investment by Mr. Icahn, the potential impact that a large stockholder advocating for a sale of Family Dollar might have in any negotiations and management succession planning, the representatives of Dollar General communicated to Mr. Levine that Dollar General’s interest likely would be at a modest premium to the current stock price ($68.14 at such time). At no time during this meeting did the representatives of Family Dollar indicate that Family Dollar was undertaking a process to find a potential buyer or combination partner, that there was any urgency for Dollar General to act or that Family Dollar was engaged in discussions with another potential buyer. Mr. Levine’s responses to questions posed by representatives of Dollar General gave the opposite impression. At the end of the meeting, Mr. Levine informed the Dollar General representatives that he would brief the Family Dollar Board on the conversations and get back to the Dollar General representatives. No representative of Family Dollar followed up with any representative of Dollar General after that meeting and before entering into exclusive negotiations with Dollar Tree and, subsequently, the Dollar Tree Merger Agreement. If at any time during the June 19th meeting the representatives of Family Dollar had indicated that Family Dollar might be in discussions with another party or that there was otherwise any urgency to make a proposal at that time, Dollar General would have promptly sought to do so prior to the announcement of the Dollar Tree Merger Agreement. The fact that, subsequent to the announcement of the Dollar Tree Merger Agreement, Dollar General has made two proposals to the Family Dollar board and has made the Offer to Family Dollar stockholders illustrates Dollar General’s willingness to act once the urgency of such action was made apparent.

On June 24, 2014, the Dollar General Board met with certain members of management to discuss the details of the June 19, 2014 meeting between the representatives of Dollar General and the representatives of Family Dollar. At the meeting, the board discussed the challenges of completing a transaction given the impact of Mr. Icahn’s investment on Family Dollar’s share price and the fact that, based on the June 19th meeting, it did not seem likely that any sale of Family Dollar was imminent. In light of these circumstances and with the intention of allowing Dollar General to begin a CEO search after the completion of which Dollar General could then further consider pursuing a potential transaction with Family Dollar, coupled with Mr. Dreiling’s belief that he and Dollar General were at a point where it was appropriate to begin to plan for his retirement, Mr. Dreiling informed the Dollar General Board that he had decided to retire no later than May 30, 2015. This decision was publicly announced on June 27, 2014.

On July 28, 2014, Dollar Tree and Family Dollar issued a joint press release announcing they had entered into the Dollar Tree Merger Agreement pursuant to which Dollar Tree would acquire Family Dollar for $74.50 per share in a cash and stock transaction and which contained a $305 million break-up fee in the event Family Dollar terminated the Dollar Tree Merger Agreement in order to enter into a superior transaction.

Following this announcement, Dollar General continued its work to further develop its antitrust analysis related to a potential combination of Dollar General and Family Dollar with Simpson Thacher along with Compass Lexecon, an econometric consulting firm.

On August 13, 2014, the Dollar General Board met with senior management as well as representatives from Goldman Sachs, and Simpson Thacher to discuss, among other things, a potential proposal to acquire Family Dollar and related financing considerations. At this meeting, a representative of Simpson Thacher advised the board of its fiduciary duties in approving any proposal, management presented an analysis relating to certain considerations, including expected synergies, regarding a proposed combination and representatives of Goldman Sachs presented financial analyses related to a proposed combination.

On August 17, 2014, the Dollar General Board met with senior management and representatives of Goldman Sachs and Simpson Thacher to discuss and review, among other things, the results of the refined antitrust analysis performed by Simpson Thacher and Compass Lexecon with respect to a potential combination of Dollar General and Family Dollar and the terms of a proposal to acquire Family Dollar. The Dollar General Board approved the proposal on the terms and conditions set forth in a letter to the Family Dollar Board described below.

On August 18, 2014, immediately preceding Dollar General’s issuance of a press release announcing its proposal to acquire Family Dollar, Mr. Dreiling delivered the following letter addressed to the Family Dollar Board, offering to purchase for all cash all Shares for $78.50 and containing certain other terms:

August 18, 2014

Board of Directors

Family Dollar Stores, Inc.

10401 Monroe Road

Matthews, North Carolina 28201

Attn: Howard R. Levine, Chairman of the Board

Dear Howard:

As you know, we at Dollar General admire your company and its attractive footprint and business prospects. We have respect for Family Dollar, its employees and its leadership, and both Dollar General and Family Dollar share a commitment to serving customers in the communities in which we operate. As such, we were surprised and disappointed to find out you had entered into a merger agreement with Dollar Tree.

The Board of Directors of Dollar General is pleased to submit a proposal to you and the Board of Directors of Family Dollar that offers Family Dollar shareholders $78.50 per share in cash for all outstanding shares, providing them with superior value and immediate and certain liquidity for their shares. Not only is our offer superior in price, it is 100% cash, as compared to the mix of cash and stock being offered by Dollar Tree.

Our proposal provides Family Dollar’s shareholders with approximately $466 million of additional aggregate value over Dollar Tree’s offer and represents a premium of 29.4% over the closing price of $60.66 for Family Dollar stock on the day prior to the Dollar Tree announcement.

Our proposal is not subject to any financing condition. Goldman Sachs and Citigroup Global Markets Inc. have agreed to provide committed financing for all of the financing necessary to consummate the transaction.

We have conducted a thorough review and analysis of the antitrust issues that may be raised by our proposed transaction, including engaging experienced antitrust counsel and a team from Compass Lexecon as our economist to assist us with our analysis. As a result of our review and analysis, coupled with the numerous econometric studies Compass Lexecon has performed utilizing extensive information and data supplied by Dollar General, we are prepared to commit to divest up to 700 retail stores in order to achieve the requisite antitrust approvals, which is approximately the same percentage of the total combined stores represented by the 500 store divestiture commitment in the Dollar Tree merger agreement. We are confident that, with this commitment, we will be able to quickly and efficiently resolve any potential antitrust issues and that our transaction is capable of being completed. We look forward to having the opportunity to share with your counsel the conclusions of our extensive antitrust work once you have taken the appropriate steps under your existing merger agreement with Dollar Tree to enable us to begin discussions.

The Board of Directors of Dollar General has unanimously approved this proposal and has authorized us to proceed expeditiously. We are prepared, promptly following the termination of your merger agreement with Dollar Tree, to enter into a merger agreement that would provide greater value to your shareholders and would otherwise be substantially similar to the one that you entered into with Dollar Tree, modified as necessary to accommodate our all-cash proposal, as described above with respect to antitrust matters and to provide a time period to close the proposed transaction consistent with that set forth in the existing agreement. In addition, we are prepared to revise the agreement to permit Family Dollar to continue to pay its regular quarterly cash dividend through closing on terms consistent with past practice. Dollar General would also agree to fund the $305 million break-up fee should you become obligated to pay that fee to Dollar Tree upon termination of the existing agreement in order to enter into an agreement with Dollar General.

In addition, I have committed to our Board of Directors to remain as Chief Executive Officer of Dollar General through May 2016 if this combination occurs in order to oversee the successful integration of our two companies. Beyond that date, if asked by the Board and elected by shareholders, I have agreed to continue to serve as a Board member and as Chairman.

We have engaged Goldman, Sachs & Co. as our financial advisor and Simpson Thacher & Bartlett LLP as our legal advisor in connection with this transaction. Our proposal is subject to completion of a confirmatory due diligence review of your company, and we and our advisors are available to commence our due diligence review immediately.

Please note that this letter is not meant to, and does not, create or constitute any legally-binding obligation, liability or commitment by us concerning a proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally-binding agreement between us regarding the proposed transaction unless and until we enter into a definitive merger agreement with you.

We are confident that after you have considered our offer, you will agree that our proposal constitutes a “Company Superior Proposal” under the terms of the Dollar Tree merger agreement and that our proposal presents a compelling opportunity for your shareholders. This matter has my highest priority and I look forward to hearing from you.

Sincerely,

/s/ Rick Dreiling

Rick Dreiling

Dollar General

Chairman and Chief Executive Officer

On the evening of August 20, 2014, immediately preceding Dollar General’s issuance of a press release containing the following letter, Mr. Dreiling delivered the following letter addressed to the Family Dollar Board:

August 20, 2014

Board of Directors

Family Dollar Stores, Inc.

10401 Monroe Road

Matthews, North Carolina 28201

To the Board of Directors of Family Dollar Stores, Inc.:

We have reviewed the Form S-4 on the background of your current merger agreement with Dollar Tree. As the Family Dollar Board of Directors considers our superior proposal, we believe it is important for you to take into account certain important facts that are not included in the Form S-4 relating to our interaction with your company.

While the Form S-4 references various meetings between our companies’ representatives over the years, it fails to mention that Dollar General representatives have consistently expressed a keen interest in putting our two companies together. The Form S-4 also fails to mention that on more than one occasion at such meetings,

Howard Levine expressed his own interest in the social issues of a combination, including, among other things, his desire to be chief executive officer of the combined companies. We cannot help but question whether Dollar General’s failure to embrace such requests by Mr. Levine weighed into Family Dollar’s decision to pursue an agreement with Dollar Tree.

As you are aware, we continued to express our interest in exploring a combination into June of this year. During the June 7, 2014, phone call referenced in the background section of the Form S-4, our representative reiterated Dollar General’s interest in potentially acquiring Family Dollar and stated our preference to negotiate directly with the Board of Directors and not in the public media, as might be the case with an activist investor involved, and suggested a meeting with the Dollar General CEO as soon as possible.

That meeting was held on June 19, 2014, just days before the Family Dollar Board decided to enter into exclusive negotiations with Dollar Tree. During the June 19 meeting, although noting that the timing was not optimal for Dollar General, our representatives expressed more than once our interest in exploring a combination with Family Dollar. At no time during this meeting did Mr. Levine indicate that there was a process, that there was any urgency to act or that there were discussions with another potential buyer. In fact, Mr. Levine’s response to specific questions posed by our representatives gave us quite the opposite impression. Had we left the meeting with the belief that a sale of Family Dollar was imminent, we assure you that our course of action would have been different.

At that meeting, the Dollar General representatives communicated to Mr. Levine that Dollar General’s interest likely would be at a modest premium to the current stock price ($68.14 at such time). It is surprising, then, that, according to the Form S-4, your board was considering at that time a proposal in that range from Dollar Tree, and yet no representative of Family Dollar followed up with any representative of Dollar General after that meeting and before entering into the merger agreement with Dollar Tree.

This lack of engagement is puzzling. Regrettably, as a result, we are now forced to factor a $305 million break-up fee into our offer — consideration that could have been better used to maximize value for the Family Dollar shareholders.

Nonetheless, we have presented you with a superior proposal for your shareholders (although perhaps not for Mr. Levine personally), and we urge you to evaluate our proposal on its merits considering this full set of facts and in keeping with your obligation to consider first and foremost the best interests of your shareholders.

Finally, we have heard the media reports in which unnamed sources close to Family Dollar are claimed to have expressed concern about antitrust matters relating to a potential acquisition by Dollar General. As we stated in our offer letter, we have engaged experienced counsel and an economist and have conducted extensive review and analysis of these matters, and we are confident that we will be able to quickly and efficiently resolve any potential antitrust issues. In fact, we believe that the number of store divestitures contained in our offer letter is more than sufficient to take this issue completely off the table. We remain ready to share with your counsel the conclusions of our extensive antitrust work once you have taken the appropriate steps under your existing merger agreement with Dollar Tree to enable us to begin discussions.

We urge the Family Dollar Board of Directors to act in the best interests of the Family Dollar shareholders and take the necessary steps to enter into discussions with us.

Sincerely,

/s/ Rick Dreiling

Rick Dreiling

Dollar General Corporation

Chairman and Chief Executive Officer

On the morning of August 21, 2014, Family Dollar issued a press release announcing that the Family Dollar Board had rejected Dollar General’s proposal on the theory that the proposal was not “reasonably expected to lead to a superior proposal that is ‘reasonably likely to be completed on the terms proposed.’” In its press release, Family Dollar also disputed the characterization of certain events contained in Dollar General’s August 20th letter.

Following Family Dollar’s press release, on August 21, 2014, Dollar General issued a press release in which Mr. Dreiling expressed Dollar General’s disappointment that the Family Dollar Board did not determine that Dollar General’s proposal was reasonably expected to lead to a superior proposal. The press release further noted that Dollar General was reviewing and considering all of its options.

Following its August 18th proposal, Dollar General, Simpson Thacher and Compass Lexecon further developed their antitrust analysis of a combination of Family Dollar and Dollar General. Also during this time, Dollar General engaged Richard Feinstein of Boies, Schiller & Flexner LLP and the former Director of the Bureau of Competition at the Federal Trade Commission, to independently review the antitrust work undertaken by Dollar General.

On August 27, 2014, the Dollar General Board met with management as well as representatives of various advisors, including among others Goldman Sachs and Simpson Thacher, to discuss, among other things, a revised proposal to acquire Family Dollar. The Dollar General Board approved the revised proposal on the terms and conditions set forth in the letter to the Family Dollar board set forth below.

On August 29, 2014, representatives of Dollar General, Simpson Thacher and Mr. Feinstein held a conference call during which Mr. Feinstein confirmed, after his review of Dollar General documents and data and the analyses done to date by Compass Lexecon and after numerous calls with representatives of Dollar General and Compass Lexecon, that he agreed that the proposed acquisition could be completed on the terms proposed in the August 18th proposal.

On September 2, 2014, Mr. Dreiling sent the following letter to the Family Dollar Board and Dollar General issued a press release containing the letter:

September 2, 2014

Board of Directors

Family Dollar Stores, Inc.

10401 Monroe Road

Matthews, North Carolina 28201

To the Board of Directors of Family Dollar Stores, Inc.:

We were extremely disappointed that our superior all-cash proposal was rejected by the Family Dollar Board of Directors without any discussions between our companies. We are confident that if the Family Dollar Board had agreed to engage with us and our counsel regarding the results of our extensive antitrust analysis, you would have concluded that our proposal is reasonably capable of being completed on the terms proposed. Despite our disappointment, we remain committed to completing a transaction that will provide your shareholders with superior value to the existing agreement with Dollar Tree and immediate and certain liquidity for their shares.

Antitrust Matters

Our antitrust analysis began well over a year ago and has included all of the major analyses that we would expect the Federal Trade Commission (“FTC”) and its economist to perform in connection with a review of this proposed transaction. Since making our proposal on August 18, we have continued to refine our antitrust analysis with our experienced antitrust counsel and Compass Lexecon, our economist, and can confirm that this additional work has only increased our confidence in our ability to complete the proposed transaction and that the 700 store divestiture commitment in our prior proposal provided more than sufficient cushion to clear any FTC review.

In addition, to further validate our analysis, we have engaged Richard Feinstein of Boies, Schiller & Flexner LLP to independently review our thorough antitrust work. As you may know, until June of 2013 Mr. Feinstein was the Director of the Bureau of Competition at the FTC. After a review of our work completed to date, Mr. Feinstein has informed us that he concurs in our view that the transaction can be completed on the terms previously proposed. Given our advisors’ experience, as well as the extensive analysis we have performed, we have the highest confidence that our antitrust analysis and conclusions are correct. This leads us to believe that perhaps Family Dollar’s advisors are analyzing this transaction as if it were a potential grocery store merger or utilizing data that tells a story much different than Dollar General’s documents and data.

This proposed transaction is not a traditional grocery store merger, and we do not believe that the FTC will take this approach. Rather, as outlined further below, we believe that the FTC will evaluate this transaction as involving a “fill-in” shop/trip instead of a “destination” or “stock-up” shop/trip.

Additionally, although we do not yet have visibility to Family Dollar’s documents and data, we do not believe that those documents and data will be the focus of the FTC’s review. Instead, we believe that, as the acquirer, Dollar General’s documents will be much more important to the FTC, and those documents and data will demonstrate, among other things, that:

•	Walmart, not Family Dollar, is the primary driver regarding Dollar General’s strategic and pricing decisions;

•	Approximately 75% of Dollar General’s SKUs are nationally priced (i.e., not subject to zone pricing);

•	Dollar General views the competitive market broadly, factoring in a wide variety of retail outlets, including mass, club, drug and grocery, as well as independent retailers, each of which acts as a competitive constraint on Dollar General’s pricing;

•	Each of the above retail outlets sells the sort of items that Dollar General sells, and there is nothing unique about these products; and

•	Dollar General is a fill-in shop/trip, not a destination or stock-up shop/trip. Dollar General’s customers are going to their primary destination stores weekly and have access to all of the same SKUs which are available for fill-in at Dollar General.

We look forward to the time when our companies and their advisors are able to discuss these matters more openly with one another once you have taken the appropriate steps under your existing merger agreement to allow that to happen.

Revised Offer

We have listened carefully to the reasons you articulated for the rejection of our proposal and, while we disagree with your rationale, we are revising our previous proposal in an effort to further demonstrate our commitment to a transaction with Family Dollar. To that end, we hereby revise our proposal as follows:

1.	We agree to pay the Family Dollar shareholders $80.00 per share in cash for all outstanding shares, an amount that provides even more value and immediate liquidity for their shares. Our revised proposal provides Family Dollar’s shareholders with approximately $640 million of additional aggregate value over Dollar Tree’s offer and represents a premium of 31.9% over the closing price of $60.66 for Family Dollar stock on the day prior to the Dollar Tree announcement.

2.

As discussed above, based on the extensive work and analysis performed by our experienced antitrust counsel and economist, we do not believe that we would be ordered to divest more than the number of stores contained in our original offer (i.e., 700), if that many, and we believe that after we have shared that analysis with your counsel, you will agree. Nonetheless, to provide you with a concrete proposal that indisputably allows you to engage with us under the terms of your existing merger agreement and to demonstrate our commitment to this proposed transaction and the value it brings to Family Dollar shareholders, we are willing to agree to divest up to 1,500 stores, a commitment that provides you with even greater assurance that this transaction is capable of being completed on the terms proposed.

3.	As further evidence of our confidence in our ability to obtain the required antitrust approvals on the terms we have proposed, we also will agree to pay a $500 million “reverse break-up fee” to Family Dollar to eliminate any concerns you have about our ability to obtain such approvals and further increase the certainty of closing.

Our revised proposal is not subject to any financing condition. Goldman Sachs and Citigroup Global Markets Inc. have agreed to provide committed financing for all of the financing necessary to consummate a transaction. The remaining terms of our prior proposal, including permitting Family Dollar to pay its customary quarterly dividend consistent with past practices through closing, continue to apply.

The Board of Directors of Dollar General has unanimously approved this revised proposal and has authorized us to proceed expeditiously.

Your existing agreement with Dollar Tree permits you to engage in discussions with us if you believe that our proposal “is reasonably likely to lead to a Company Superior Proposal” and does not require you to actually determine our proposal is, at this time, a Company Superior Proposal. There is no question that our proposal is economically superior to the existing transaction with Dollar Tree. While we believe your antitrust analysis has led you to a misplaced initial conclusion regarding the number of divestitures that may be required, we believe that the foregoing enhanced proposal and commitments should sufficiently address any concerns that led you to reject our prior proposal as “not reasonably likely to be completed on the terms proposed” and that, with these revised terms, the Family Dollar Board should engage with us. Only by engaging with us can you ensure that you have fulfilled your duty to your shareholders to be well-informed and that you have acted in the best interests of your shareholders to maximize the value of their shares.

As we noted in our previous letter, we and our advisors stand ready to meet with you and your advisors to discuss our revised proposal immediately. We have engaged Goldman, Sachs & Co. as our financial advisor and Simpson Thacher & Bartlett LLP as our legal advisor in connection with this transaction.

Please note that this letter is not meant to, and does not, create or constitute any legally-binding obligation, liability or commitment by us concerning a proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally-binding agreement between us regarding the proposed transaction unless and until we enter into a definitive merger agreement with you.

Given the details of our revised proposal, we are certain that you will conclude that our revised proposal is a “Company Superior Proposal” and you will take the appropriate steps under your existing merger agreement with Dollar Tree to enable us to begin discussions so that we may enter into a definitive merger agreement. However, in the event you refuse to engage with us regarding our revised proposal, we will consider taking our persuasive and superior proposal directly to your shareholders, as we are firmly committed in our belief that a combination of our companies is in their best interests.

We look forward to hearing from you.

Sincerely,

Rick Dreiling

Dollar General Corporation

Chairman and Chief Executive Officer

On the morning of September 5, 2014, Family Dollar issued a press release announcing that the Family Dollar Board had rejected Dollar General’s proposal on the theory that the proposal was not “reasonably likely to be completed on the terms proposed.” In such release, Family Dollar outlined in detail its view of the antitrust risks posed by a transaction with Dollar General. Simultaneously with this press release, Dollar Tree and Family Dollar issued a joint press release announcing that they entered into an amendment to the Dollar Tree Merger Agreement that provided that Dollar Tree would divest as many stores as required in order to obtain antitrust approval.

Following Family Dollar’s press release, on September 5, 2014, Dollar General issued a press release stating that it remains committed to acquiring Family Dollar and is currently evaluating its next steps.

On September 6, 2014, Dollar General Board, by unanimous written consent, agreed to commence the Offer.

On September 9, 2014, the Dollar General Board held a special meeting to discuss the Offer and the proposed acquisition with members of management as well as representatives of Goldman Sachs and Simpson Thacher.

On September 10, 2014, Dollar General issued a press release announcing that it was commencing the Offer and would make the required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) to begin antitrust review of the proposed combination with Family Dollar. Shortly thereafter, Dollar General filed with the SEC a Schedule TO containing the Offer to Purchase, the Letter of Transmittal and related documents and later that day filed the required notification and report form under the HSR Act.

Later in the day on September 10, 2014, Family Dollar issued a press release stating that the Family Dollar Board would review and consider the Offer in accordance with applicable law and would advise its stockholders of the Family Dollar Board’s position regarding the Offer following such review by filing a solicitation/recommendation statement on Schedule 14D-9 with the SEC and advising Family Dollar stockholders to take no action with respect to the Offer until such filing is made.

On September 17, 2014, Family Dollar filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC containing the recommendation of the Family Dollar Board that Family Dollar stockholders reject the Offer and not tender their Shares pursuant to the Offer and issued a press release announcing such filing and recommendation.

Later in the day on September 17, 2014, Dollar General issued a press release stating that it remained committed to acquiring Family Dollar in a transaction that would deliver superior value to Family Dollar stockholders and would be capable of being completed on the terms proposed.

On September 19, 2014, Dollar General filed with the SEC a Schedule 14A containing a preliminary proxy statement with respect to the solicitation of proxies by Dollar General and the Purchaser against the proposal to adopt the Dollar Tree Merger Agreement and the related proposals at the special meeting of the stockholders of Family Dollar to be held to consider such proposals.

On October 10, 2014, Dollar General received a Request for Additional Information and Documentary Material from the FTC relating to the Offer.

CERTAIN INFORMATION REGARDING THE DOLLAR GENERAL OFFER

Our Offer is described in the Offer to Purchase. Family Dollar stockholders are advised to read the Schedule TO, the Offer to Purchase, the Letter of Transmittal and all other applicable documents and any amendments or supplements thereto if and when they become available because each contains or will contain important information.

The purpose of the Offer is for Dollar General, through D3 Merger Sub, to acquire control of, and the entire equity interest in, Family Dollar. The Offer, as the first step in the acquisition of Family Dollar, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Proposed Merger (as defined below) is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Minimum Tender Condition, the Merger Agreement Condition (each as defined below) and the other conditions of the Offer are satisfied and the Offer is consummated, the Proposed Merger may be effected promptly following consummation of the Offer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without the affirmative vote of the Family Dollar stockholders.

Our Offer is subject to certain conditions, including (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Dollar General and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) the Dollar Tree Merger Agreement and the Voting and Support Agreements, dated as of July 27, 2014, by and among, Dollar Tree and each of the stockholders that are a party thereto as referenced in the Dollar Tree Merger Agreement (collectively, the “Dollar Tree Voting and Support Agreements”) having been validly terminated in accordance with their respective terms (the “Termination Condition”), (iii) Dollar General, D3 Merger Sub and Family Dollar having entered into a definitive merger agreement (in form and substance satisfactory to Dollar General in its reasonable discretion) with respect to the acquisition of Family Dollar by Dollar General (the “Dollar General Merger Agreement”) providing for a second-step merger pursuant to Section 251(h) of the DGCL with Family Dollar surviving as a wholly owned subsidiary of Dollar General, without the requirement for approval of any stockholder of Family Dollar, to be effected promptly following the consummation of the Offer, such merger agreement having not been terminated and Dollar General and the Purchaser being satisfied, in their reasonable discretion, that the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL are capable of being satisfied on the Expiration Date so that the Proposed Merger can be completed on the Expiration Date or the next succeeding business day (the “Merger Agreement Condition”), (iv) Dollar General and the parties to the Dollar Tree Voting and Support Agreements (other than Dollar Tree) having entered into definitive tender and support agreements in form and substance satisfactory to Dollar General in its reasonable discretion (the “Support Agreements Condition”), (v) the Family Dollar Board having approved the Offer under Section 203 of the DGCL or D3 Merger Sub being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of Family Dollar and D3 Merger Sub as described in the Offer to Purchase (and as contemplated by the definitive merger agreement described above) (the “Section 203 Condition”), (vi) the Family Dollar Board having redeemed the preferred share purchase rights associated with the Shares or D3 Merger Sub being satisfied, in its reasonable discretion, that such preferred share purchase rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described herein (the “Rights Condition”) and (vii) the waiting period under the HSR Act having expired or been terminated (the “HSR Condition”). Each of the conditions of the Offer is set forth in full in Section 14 — “Conditions to the Offer” of our Offer to Purchase, a copy of which is filed as an exhibit to the Schedule TO.

The consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

There is no guarantee that the conditions to our Offer will be met. As a result, Family Dollar stockholders cannot be guaranteed that the $80.00 per Share price offered in our Offer will be paid to them based solely on their rejection of the Dollar Tree Merger Agreement Proposal.

Dollar General and D3 Merger Sub are seeking to negotiate a definitive agreement for the acquisition of Family Dollar by Dollar General and are prepared to begin such negotiations immediately. Subject to applicable law, Dollar General and D3 Merger Sub reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that Dollar General enters into a merger agreement with Family Dollar and such merger agreement does not provide for a tender offer, Dollar General and D3 Merger Sub reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Dollar General, D3 Merger Sub and Family Dollar and specified in such merger agreement.

CERTAIN INFORMATION REGARDING THE PROPOSED

DOLLAR TREE MERGER

At the Special Meeting, Family Dollar stockholders of record at the close of business on the Record Date will be voting on, among other things, whether to adopt the Dollar Tree Merger Agreement. According to the Dollar Tree/Family Dollar Proxy Statement/Prospectus, under the terms of the Dollar Tree Merger Agreement, each outstanding Share (other than dissenting Shares or Shares owned by Family Dollar or its subsidiaries or by Dollar Tree or its subsidiaries) will be converted into (i) $59.60 in cash plus (ii) a number of shares of Dollar Tree common stock equal to the exchange ratio. The exchange ratio depends on the volume weighted average of the trading prices of Dollar Tree common stock on the Nasdaq Global Select Market (“Nasdaq”) on each of the 20 consecutive Nasdaq trading days ending on the trading day that is three trading days prior to the effective time of the Proposed Dollar Tree Merger, referred to as the average stock price. If the average stock price is greater than $49.08 and less than $59.98 per share, the exchange ratio will be the quotient of $14.90 divided by the average stock price. If the average stock price is greater than or equal to $59.98, the exchange ratio will be 0.2484. If the average stock price is less than or equal to $49.08, the exchange ratio will be 0.3036.

The conditions to the consummation of the Proposed Dollar Tree Merger include the following: (i) adoption of the Dollar Tree Merger Agreement by the Family Dollar stockholders, (ii) expiration or termination of the applicable waiting period under the HSR Act, (iii) the effectiveness of the Registration Statement on Form S-4 filed by Dollar Tree with the SEC, (iv) approval of the listing on the Nasdaq of the Dollar Tree common stock to be issued in the Proposed Dollar Tree Merger, (v) the absence of an injunction prohibiting the Proposed Dollar Tree Merger, (vi) the accuracy of the representations and warranties of Dollar Tree and Family Dollar under the Dollar Tree Merger Agreement (subject to the materiality standards set forth in the Dollar Tree Merger Agreement), (vii) the performance by the other party of its respective obligations under the Dollar Tree Merger Agreement in all material respects and (viii) the absence of a material adverse effect (as described in the Dollar Tree Merger Agreement) on Family Dollar since July 27, 2014.

Under the terms of the Dollar Tree Merger Agreement, Family Dollar will be required to pay Dollar Tree the amount of Dollar Tree’s out-of-pocket expenses incurred in connection with the Dollar Tree Merger Agreement and the Proposed Dollar Tree Merger in an amount not to exceed $90 million if the Dollar Tree Merger Agreement is terminated by either Dollar Tree or Family Dollar because the Special Meeting (as it may be adjourned or postponed) concludes without the adoption of the Dollar Tree Merger Agreement by the Family Dollar stockholders. Under the terms of the Dollar Tree Merger Agreement, Family Dollar will also be required to pay Dollar Tree a termination fee of $305 million (less any payment made in respect of Dollar Tree’s out-of-pocket expenses as described in the preceding sentence) if the Dollar Tree Merger Agreement is terminated in certain circumstances (as described in the Dollar Tree Merger Agreement), which circumstances include the termination of the Dollar Tree Merger Agreement by Family Dollar in order to enter into a definitive merger agreement with Dollar General.

The foregoing description of the Dollar Tree Merger Agreement is qualified in its entirety by reference to the full text of the Dollar Tree Merger Agreement which is included as Annex A to the Dollar Tree/Family Dollar Proxy Statement/Prospectus. The Dollar Tree/Family Dollar Proxy Statement/Prospectus also contains a summary of the terms of the Dollar Tree Merger Agreement.

WE ARE SOLICITING PROXIES FROM FAMILY DOLLAR STOCKHOLDERS TO VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL, THE PAYOUT PROPOSAL AND THE ADJOURNMENT PROPOSAL. WE BELIEVE OUR $80.00 PER SHARE ALL CASH OFFER IS A SUPERIOR ALTERNATIVE FOR THE FAMILY DOLLAR STOCKHOLDERS BECAUSE IT PROVIDES GREATER FINANCIAL VALUE THAN THE PROPOSED DOLLAR TREE MERGER AND IS ALL-CASH. IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT OUR SUPERIOR OFFER, VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL AND THE OTHER PROPOSALS IN CONNECTION THEREWITH BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY OR VOTING BY INTERNET OR TELEPHONE.

CERTAIN INFORMATION REGARDING DOLLAR GENERAL AND D3 MERGER SUB

Dollar General was founded in 1939 as J.L. Turner and Son, Wholesale and was incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. in 1955, when the first Dollar General store was opened. The name of the company was changed to Dollar General in 1968, and in 1998 Dollar General was reincorporated as a Tennessee corporation. The principal executive offices of Dollar General are located at 100 Mission Ridge, Goodlettsville, TN 37072 (telephone number (615) 855-4000). Dollar General is the largest discount retailer in the United States by number of stores, with 11,595 stores located in 40 states as of August 29, 2014, primarily in the southern, southwestern, midwestern and eastern United States. Dollar General offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products, pet supplies and tobacco products, and non-consumable products such as seasonal merchandise, home decor and domestics, and basic apparel. The merchandise offered includes high quality national brands from leading manufacturers, as well as comparable quality private brand selections with prices at substantial discounts to national brands. Dollar General offers customers these national brand and private brand products at everyday low prices (typically $10 or less) in convenient small-box (small store) locations. As of February 28, 2014, Dollar General employed approximately 100,600 full-time and part-time employees, including divisional and regional managers, district managers, store managers, other store personnel and distribution center and administrative personnel.

D3 Merger Sub is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the commencement of the Offer. D3 Merger Sub is a wholly owned subsidiary of Dollar General. The principal executive offices of D3 Merger Sub are located at 100 Mission Ridge, Goodlettsville, TN 37072 (telephone number (615) 855-4000).

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Dollar General and D3 Merger Sub and certain other information are set forth on Schedule I hereto.

On August 20, 2014, Dollar General purchased 10 Shares on the open market for a purchase price of $80.02 per Share, which represents less than one percent of the outstanding Shares. Except as described in the foregoing sentence, neither Dollar General, D3 Merger Sub or any of the participants set forth in Schedule I beneficially owns or has a right to acquire any Shares or any other equity securities of Family Dollar.

Dollar General estimates that it will need approximately $11.6 billion to purchase all outstanding Shares pursuant to the Offer and Proposed Merger, to provide support for any offers to repurchase existing indebtedness of Family Dollar required as a result of the consummation of the Offer and the Proposed Merger, to refinance certain other existing indebtedness of Dollar General and Family Dollar and to pay related fees and expenses, including the $305 million break-up fee payable to Dollar Tree by Family Dollar if Family Dollar terminates the Dollar Tree Merger Agreement to enter into a definitive merger agreement with Dollar General. Dollar General expects to obtain the necessary funds from cash on hand and anticipated borrowings. Consummation of the Offer and Proposed Merger is not conditioned upon any financing arrangements or subject to a financing condition. Dollar General has entered into a Commitment Letter with Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and Citigroup Global Markets Inc. (the “Commitment Parties”), dated as of September 10, 2014, pursuant to which the Commitment Parties have agreed to provide financing for the Offer and the Proposed Merger, any related debt transactions and related fees and expenses.

OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING

In addition to soliciting proxies for the Dollar Tree Merger Agreement Proposal, the Family Dollar Board is also soliciting proxies for the Special Meeting for the Payout Proposal and the Adjournment Proposal. Because the Payout Proposal and Adjournment Proposal are designed to facilitate the approval of the Proposed Dollar Tree Merger and the adoption of the Dollar Tree Merger Agreement, Dollar General recommends voting “AGAINST” the Payout Proposal and the Adjournment Proposal. YOU CAN CAST YOUR VOTE WITH RESPECT TO ALL PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING ON OUR GOLD PROXY CARD. WE URGE YOU NOT TO RETURN ANY PROXY CARD THAT YOU RECEIVE FROM FAMILY DOLLAR. Other than as set forth above, Dollar General is not currently aware of any other proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Dollar General as determined by Dollar General in its sole discretion, in which event such persons will vote on such proposals in their discretion.

VOTING PROCEDURES

According to the Dollar Tree/Family Dollar Proxy Statement/Prospectus, as of the Record Date, there were [            ] Shares entitled to vote at the Special Meeting. As of the date of this Proxy Statement, Dollar General beneficially owns 10 Shares, representing less than one percent of the outstanding Shares.

Under Family Dollar’s by-laws, the presence, in person or by proxy, of the holders of a majority of the Shares outstanding as of the Record Date and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

If your Shares are registered directly in your name with the transfer agent of Family Dollar, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those Shares, the stockholder of record. If your Shares are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of Shares held in “street name”. In that case, this Proxy Statement has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those Shares, the stockholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your Shares by following their instructions for voting.

Under the rules of the New York Stock Exchange, banks, brokerage firms or other nominees who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters such as the Dollar Tree Merger Agreement Proposal, the Payout Proposal and the Adjournment Proposal. As a result, absent specific instructions from the beneficial owner of such Shares, banks, brokerage firms and other nominees are not empowered to vote those Shares on any of the Special Meeting Proposals at the Special Meeting. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.

Approval of the Dollar Tree Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon. Therefore, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Dollar Tree Merger Agreement Proposal.

Approval of the Payout Proposal requires the affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote thereon; however, such vote is advisory (non-binding) only. If your Shares are present at the Special Meeting but your Shares are not voted on the Payout Proposal, or if you vote to abstain on such proposal, each will have the effect of a vote “AGAINST” the Payout Proposal. If you fail to submit a proxy and fail to attend the Special Meeting, or if your Shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your Shares, your Shares will not be voted, but this will not have an effect on the Payout Proposal except to the extent it results in there being insufficient Shares present at the Special Meeting to establish a quorum.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present. If your Shares are present at the Special Meeting but your Shares are not voted on the Adjournment Proposal, or if you vote to abstain on such proposal, each will have the effect of a vote “AGAINST” the Adjournment Proposal. If you fail to submit a proxy and fail to attend the Special Meeting or if your Shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your Shares, your Shares will not be voted, but this will not have an effect on the Adjournment Proposal.

Family Dollar stockholders may abstain from voting on any or all of the proposals or may vote for or against any or all of the proposals by internet or telephone or by marking the proper box on the GOLD proxy card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

If you vote by proxy, regardless of the method you choose to vote, the individuals named on the enclosed proxy card (each of them, with full power of substitution) will vote your Shares in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your Shares should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the Special Meeting.

If you return a GOLD proxy card that is signed and not marked with respect to a Special Meeting Proposal, the Shares represented by your GOLD proxy card will be voted “AGAINST” the Dollar Tree Merger Agreement Proposal, “AGAINST” the Payout Proposal and “AGAINST” the Adjournment Proposal as these proposals relate to the Proposed Dollar Tree Merger which we oppose.

Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Dollar General as determined by Dollar General in its sole discretion, in which event such persons will vote on such proposals in their discretion.

Only Family Dollar stockholders (or their duly appointed proxies) of record on the Record Date are eligible to vote in person or submit a proxy.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEW CLEAR TO THE FAMILY DOLLAR BOARD BY VOTING TODAY “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL, THE PAYOUT PROPOSAL AND THE ADJOURNMENT PROPOSAL BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. A VOTE AGAINST THE DOLLAR TREE MERGER AGREEMENT PROPOSAL WILL NOT OBLIGATE YOU TO TENDER YOUR SHARES IN THE OFFER. HOWEVER, YOU MUST TENDER YOUR SHARES PURSUANT TO THE OFFER PRIOR TO THE EXPIRATION DATE IF YOU WISH TO PARTICIPATE IN THE OFFER.

YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) DOLLAR GENERAL, CARE OF INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, OR (B) THE PRINCIPAL EXECUTIVE OFFICES OF FAMILY DOLLAR AT 10401 MONROE ROAD, CHARLOTTE, NC 28201. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. STOCKHOLDERS WHO HOLD THEIR SHARES IN A BANK OR BROKERAGE ACCOUNT WILL NEED TO NOTIFY THE PERSON RESPONSIBLE FOR THEIR ACCOUNT TO REVOKE OR WITHDRAW PREVIOUSLY GIVEN INSTRUCTIONS. WE REQUEST THAT A COPY OF ANY REVOCATION SENT TO FAMILY DOLLAR OR ANY REVOCATION NOTIFICATION SENT TO THE PERSON RESPONSIBLE FOR A BANK OR BROKERAGE ACCOUNT ALSO BE SENT TO DOLLAR GENERAL, CARE OF INNISFREE M&A INCORPORATED, AT THE ADDRESS BELOW SO THAT DOLLAR GENERAL MAY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF SHARES THEN OUTSTANDING. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL MEETING AS SET FORTH ABOVE.

BY EXECUTING THE GOLD PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

If you have any questions or require any assistance in voting your Shares, please contact:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll Free: (877) 750-5837

Banks and Brokers May Call Collect: (212) 750-5833

APPRAISAL RIGHTS

Family Dollar stockholders are entitled to appraisal rights in connection with the Proposed Dollar Tree Merger. The procedures to be followed in order to perfect appraisal rights in connection with the Proposed Dollar Tree Merger are set forth in the Dollar Tree/Family Dollar Proxy Statement/Prospectus.

SOLICITATION OF PROXIES

Except as set forth below, Dollar General will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with this solicitation.

Proxies will be solicited by mail, telephone, facsimile, the internet, e-mail, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of Dollar General may assist in the solicitation of proxies without any additional remuneration.

Dollar General has retained Innisfree M&A Incorporated (“Innisfree”) for solicitation and advisory services in connection with solicitations relating to the Special Meeting for which Innisfree may receive a fee of up to $[         ] in connection with the solicitation of proxies for the Special Meeting. Up to approximately [         ] people may be employed by Innisfree in connection with the solicitation of proxies for the Special Meeting. Dollar General has also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. The entire expense of soliciting proxies for the Special Meeting by or on behalf of Dollar General is being borne by Dollar General.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Innisfree at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

This Proxy Statement includes “forward-looking statements” within the meaning of the federal securities laws. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “may,” “will,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” “will likely result” or “could,” and similar expressions that concern Dollar General’s strategy, plans, intentions or beliefs about future occurrences or results, including by way of example and without limitation plans, intentions and expectations regarding the financing of a potential transaction with Family Dollar and the anticipated results, benefits, synergies, earnings accretion, costs, timing and other expectations of the benefits of a potential transaction with Family Dollar.

Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Dollar General expected. Many of these statements are derived from Dollar General’s operating budgets and forecasts, which are based on many detailed assumptions that Dollar General believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Dollar General cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Dollar General’s most recent Annual Report on Form 10-K and any subsequent quarterly filings on Form 10-Q filed with the Securities and Exchange Commission and other factors discussed in this Proxy Statement.

All forward-looking statements are qualified in their entirety by the cautionary statements that Dollar General makes from time to time in its SEC filings and public communications. Dollar General cannot assure the reader that it will realize the results or developments Dollar General anticipates, including, without limitation, the expected synergies, earnings accretion or benefits from a potential transaction with Family Dollar, or, even if substantially realized, that they will result in the consequences or affect Dollar General or its operations in the way Dollar General expects. Forward-looking statements speak only as of the date made. Dollar General undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Dollar General.

OTHER INFORMATION

The information concerning Family Dollar and the Proposed Dollar Tree Merger contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although Dollar General has no knowledge that would indicate that statements relating to Family Dollar or the Dollar Tree Merger Agreement contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the books and records of Family Dollar, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. Accordingly, Dollar General does not take any responsibility for the accuracy or completeness of such information or for any failure by Family Dollar to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended, reference is made to the Dollar Tree/Family Dollar Proxy Statement/Prospectus for information concerning the Dollar Tree Merger Agreement, the Proposed Dollar Tree Merger, financial information regarding Dollar Tree, Family Dollar and the proposed combination of Dollar Tree and Family Dollar, the proposals to be voted upon at the Special Meeting, the Shares, the beneficial ownership of Shares by the principal holders thereof, other information concerning Family Dollar’s management, the procedures for submitting proposals for consideration at the next annual meeting of stockholders of Family Dollar and certain other matters regarding Family Dollar and the Special Meeting.

The information in this Proxy Statement concerning the Offer is taken from, and qualified in its entirety by reference to, the full text of the Offer to Purchase and the Letter of Transmittal.

THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED DOLLAR TREE MERGER AND IS NOT A SOLICITATION OF PROXIES WITH RESPECT TO THE OFFER OR A REQUEST FOR THE TENDER OF SHARES IN THE OFFER. THE OFFER IS BEING MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

VOTE “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL, THE PAYOUT PROPOSAL AND THE ADJOURNMENT PROPOSAL, BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. WE URGE YOU TO VOTE TODAY BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.

DO NOT RETURN ANY PROXY CARD THAT YOU RECEIVE FROM FAMILY DOLLAR. EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY CARD FURNISHED BY FAMILY DOLLAR, YOU HAVE THE RIGHT AND IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY INTERNET OR TELEPHONE OR BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. ONLY YOUR LATEST-DATED PROXY COUNTS.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEW CLEAR TO THE FAMILY DOLLAR BOARD BY VOTING TODAY “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL, THE PAYOUT PROPOSAL AND THE ADJOURNMENT PROPOSAL BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. A VOTE AGAINST THE DOLLAR TREE MERGER AGREEMENT PROPOSAL WILL NOT OBLIGATE YOU TO TENDER YOUR SHARES IN THE OFFER. HOWEVER, YOU MUST TENDER YOUR SHARES PURSUANT TO THE OFFER PRIOR TO THE EXPIRATION DATE IF YOU WISH TO PARTICIPATE IN THE OFFER.

IF A FAMILY DOLLAR STOCKHOLDER RETURNS A GOLD PROXY CARD THAT IS SIGNED, DATED AND NOT MARKED WITH RESPECT TO A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE VOTED “AGAINST” THE DOLLAR TREE MERGER AGREEMENT PROPOSAL, THE PAYOUT PROPOSAL AND THE ADJOURNMENT PROPOSAL BECAUSE THESE PROPOSALS RELATE TO THE PROPOSED DOLLAR TREE MERGER WHICH WE OPPOSE.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

Dollar General Corporation

D3 Merger Sub, Inc.

[                     ], 2014

IMPORTANT VOTING INFORMATION

1. If your Shares are held in your own name, please submit your proxy to us TODAY by following the instructions on the enclosed GOLD proxy card by Internet or telephone, or by signing, dating and returning the enclosed GOLD proxy card to Dollar General, care of Innisfree M&A Incorporated, in the postage-paid envelope provided.

2. If your Shares are held in “street-name,” only your broker or bank can vote your Shares and only upon receipt of your specific instructions. If your Shares are held in “street-name,” deliver the enclosed GOLD voting instruction form to your broker or bank or contact the person responsible for your account to vote on your behalf and to ensure that a GOLD proxy card is submitted on your behalf. If your broker or bank or contact person responsible for your account provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed GOLD voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Dollar General, care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that Dollar General will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Do not sign or return any proxy card you may receive from Family Dollar. If you have already submitted a proxy card, you have every right to change your vote — use the GOLD proxy card to vote by Internet or telephone or simply sign, date and return the GOLD proxy card. Only your latest dated proxy will be counted.

4. Only Family Dollar stockholders of record on the Record Date are entitled to vote at the Special Meeting. We urge each stockholder to ensure that the holder of record of his, her or its Share(s) signs, dates, and returns the enclosed GOLD proxy card as soon as possible.

If you have any questions or require any assistance in voting your Shares, please contact:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (877) 750-5837

Banks and Brokers may call collect: (212) 750-5833

THIS PROXY IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FAMILY DOLLAR. DOLLAR GENERAL AND D3 MERGER SUB HAVE FILED WITH THE SEC THE SCHEDULE TO CONTAINING THE OFFER TO PURCHASE, FORM OF LETTER OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO THE OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER, AND THE FAMILY DOLLAR STOCKHOLDERS ARE URGED TO READ THEM. DOLLAR GENERAL AND D3 MERGER SUB WILL PREPARE AND FILE WITH THE SEC A DEFINITIVE PROXY STATEMENT REGARDING THE PROPOSED DOLLAR TREE MERGER AGREEMENT AND OTHER RELATED MATTERS AND MAY FILE OTHER PROXY SOLICITATION MATERIAL IN CONNECTION THEREWITH. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER PROXY SOLICITATION MATERIAL WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. EACH SUCH PROXY STATEMENT WILL BE FILED WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY DOLLAR GENERAL WITH THE SEC AT THE SEC’S WEBSITE (WWW.SEC.COM) OR BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5837 (TOLL-FREE FOR STOCKHOLDERS) OR (212) 750-5833 (COLLECT FOR BANKS AND BROKERS).

SCHEDULE I

INFORMATION CONCERNING DIRECTORS AND OFFICERS OF DOLLAR GENERAL

WHO ARE PARTICIPANTS AND INTERESTS OF PARTICIPANTS

Directors and Officers of Dollar General who are Participants

The name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Dollar General are set forth below. The business address of each director and officer is care of Dollar General, 100 Mission Ridge, Goodlettsville, TN 37072. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Dollar General. All directors and officers listed are citizens of the United States.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment and Five-Year Employment History
Richard W. Dreiling	Chief Executive Officer and Chairman of the Board. Mr. Dreiling joined Dollar General in January 2008 as Chief Executive Officer and a member of our Board. He was appointed Chairman of the Board on December 2, 2008. Prior to joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008 and as Chairman of the Board of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling, beginning in March 2005, served as Executive Vice President — Chief Operating Officer of Longs Drug Stores Corporation, a retail drugstore chain on the West Coast and in Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President — Marketing, Manufacturing and Distribution at Safeway Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a Southern California food and drug division of Safeway. He currently serves as the Chairman of the Retail Industry Leaders Association (RILA). Mr. Dreiling is a director of Lowe’s Companies, Inc.

Warren F. Bryant	Director. Mr. Bryant served as the President and Chief Executive Officer of Longs Drug Stores Corporation, a retail drugstore chain on the West Coast and in Hawaii, from 2002 through 2008 and as its Chairman of the Board from 2003 through his retirement in 2008. Prior to joining Longs Drug Stores, he served as a Senior Vice President of The Kroger Co., a retail grocery chain, from 1999 to 2002. Mr. Bryant is a director of Office Depot, Inc. and Loblaw Companies Limited of Canada and a former director of George Weston LTD of Canada.

Michael M. Calbert	Director. Mr. Calbert joined KKR & Co. L.P. (“KKR”) in January 2000 and was directly involved with several KKR portfolio companies until his retirement in January 2014. Mr. Calbert led the Retail industry team within KKR’s Private Equity platform prior to his retirement and now serves as a consultant to KKR. Mr. Calbert joined Randall’s Food Markets beginning in 1994 and served as the Chief Financial Officer from 1997 until it was sold in September 1999. Mr. Calbert also previously worked as a certified public accountant and consultant with Arthur Andersen Worldwide from 1985 to 1994, where his primary focus was the retail and consumer industry. He served as our Chairman of the Board until December 2008. Mr. Calbert is a director of Toys “R” Us, Inc., US Foods, Inc., Pets at Home Ltd., and Academy, Ltd.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Sandra B. Cochran	Director. Ms. Cochran has served as a director and as President and Chief Executive Officer of Cracker Barrel Old Country Store, Inc. since September 2011. She joined Cracker Barrel in April 2009 as Executive Vice President and Chief Financial Officer, and was named President and Chief Operating Officer in November 2010. She was previously Chief Executive Officer at book retailer Books-A-Million, Inc. from February 2004 to April 2009. She also served as that company’s President (August 1999 — February 2004), Chief Financial Officer (September 1993 —August 1999) and Vice President of Finance (August 1992 — September 1993). Ms. Cochran has over 20 years of experience in the retail industry. She served as a director of Books-A-Million from 2006 to 2009.

Patricia D. Fili-Krushel	Director. Ms. Fili-Krushel has served as Chairman of NBCUniversal News Group, a division of NBCUniversal Media, LLC, composed of NBC News, CNBC, MSNBC and the Weather Channel, since July 2012. She previously served as Executive Vice President of NBCUniversal (January 2011 — July 2012) with a broad portfolio of functions reporting to her, including operations and technical services, business strategy, human resources and legal. Prior to NBCUniversal, Ms. Fili-Krushel was Executive Vice President of Administration at Time Warner Inc. (July 2001 — December 2010). Before joining Time Warner in July 2001, Ms. Fili-Krushel had been Chief Executive Officer of WebMD Health Corp. since April 2000. From July 1998 to April 2000, Ms. Fili-Krushel was President of the ABC Television Network, and from 1993 to 1998 she served as President of ABC Daytime. Before joining ABC, she had been with Lifetime Television since 1988. Prior to Lifetime, Ms. Fili-Krushel held several positions with Home Box Office. Before joining HBO, Ms. Fili-Krushel worked for ABC Sports in various positions.

Paula A. Price	Director. Ms. Price has been Senior Lecturer at Harvard Business School in the Accounting and Management Unit since July 2014. She was Executive Vice President and Chief Financial Officer of Ahold USA from May 2009 until January 2014. Before joining Ahold, she was the Senior Vice President, Controller and Chief Accounting Officer at CVS Caremark Corp. from July 2006 until August 2008. Earlier in her career, Ms. Price served as the Chief Financial Officer for the Institutional Trust Services division of JPMorgan Chase (from August 2002 until September 2005), and held several other senior management positions in the U.S. and the U.K. in the financial services and consumer packaged goods industries. A certified public accountant, she began her career at Arthur Andersen & Co. Ms. Price has also served as a director of Accenture since May 2014 and Western Digital Corporation since July 2014 and served as a director of Charming Shoppes, Inc. from March 2011 until it was sold in June 2012.

William C. Rhodes III	Director. Mr. Rhodes was elected Chairman of AutoZone, Inc., a specialty retailer and distributor of automotive replacement parts and accessories, in June 2007. He has served as President and Chief Executive Officer and as a director of AutoZone since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President — Store Operations and Commercial. Prior to 2004, he had been Senior Vice President — Supply Chain and Information Technology since 2002, and prior thereto had been Senior Vice President — Supply Chain since 2001. Prior to that time, he served in various capacities with AutoZone, including Vice President — Stores in 2000, Senior Vice President — Finance and Vice President —Finance in 1999, and Vice President — Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP.

Name	Present Principal Occupation or Employment and Five-Year Employment History
David B. Rickard	Director. Mr. Rickard served as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Caremark Corp., a retail pharmacy chain and provider of healthcare services and pharmacy benefits management, from September 1999 until his retirement in December 2009. Prior to joining CVS Caremark, Mr. Rickard was the Senior Vice President and Chief Financial Officer of RJR Nabisco Holdings Corporation from March 1997 to August 1999. Previously, he was Executive Vice President of International Distillers and Vintners Americas. Mr. Rickard is a director of Harris Corporation and Jones Lang LaSalle Incorporated.

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Five-Year Employment History
Richard W. Dreiling	See “Schedule I — Directors and Executive Officers of Dollar General Corporation and D3 Merger Sub — Directors and Executive Officers of Dollar General — Richard W. Dreiling.”

Todd J. Vasos	Chief Operating Officer. Mr. Vasos joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer. He was promoted to Chief Operating Officer in November 2013. Prior to joining Dollar General, Mr. Vasos served in executive positions with Longs Drug Stores Corporation for 7 years, including Executive Vice President and Chief Operating Officer (February 2008 through November 2008) and Senior Vice President and Chief Merchandising Officer (2001 — 2008). He also previously served in leadership positions at Phar-Mor Food and Drug Inc. and Eckerd Corporation.

David M. Tehle	Executive Vice President and Chief Financial Officer. Mr. Tehle joined Dollar General in June 2004 as Executive Vice President and Chief Financial Officer. He served from 1997 to June 2004 as Executive Vice President and Chief Financial Officer of Haggar Corporation, a manufacturing, marketing and retail corporation. From 1996 to 1997, he was Vice President of Finance for a division of The Stanley Works, one of the world’s largest manufacturers of tools, and from 1993 to 1996, he was Vice President and Chief Financial Officer of Hat Brands, Inc., a hat manufacturer. Earlier in his career, Mr. Tehle served in a variety of financial- related roles at Ryder System, Inc. and Texas Instruments Incorporated. Mr. Tehle is a director of Jack in the Box Inc.

David D’Arezzo	Executive Vice President and Chief Merchandising Officer. Mr. D’Arezzo joined Dollar General in November 2013 as Executive Vice President and Chief Merchandising Officer. Prior to Dollar General, from May 2008 until August 2013, Mr. D’Arezzo served as Executive Vice President and Chief Operating Officer of Grocers Supply Co., Inc., the largest independent wholesaler in the southern United States. From 2006 to 2008, he served as Senior Vice President and Chief Marketing Officer of Duane Reade, Inc., the largest drugstore chain in New York City, and as its Interim Chief Executive Officer for four months in 2008. Prior to Duane Reade, he served as Chief Operating Officer of Raley’s Family of Stores, Northern California’s premier supermarket operating 120 stores in three western states, from 2003 to 2005. From 2002 to 2003, he served as Executive Vice President of Merchandising and Replenishment at Office Depot, Inc., a global supplier of office products and services. From 1994 to 2002, Mr. D’Arezzo held various positions at Wegmans Food Market, a supermarket operator, including Senior Vice President of Merchandising (1998 — 2002), Division Manager (1997) and Group Manager (1994 — 1996). He worked as

Name	Present Principal Occupation or Employment and Five-Year Employment History
Vice President of Sales at DNA Plant Technology, a biotechnology start-up company, in 1994. He also held various positions at PepsiCo, Inc. from 1989 to 1993, including Business Development Manager, Area Marketing Manager, Brand Manager — Diet Pepsi and New Products Assistant Marketing Manager.

John W. Flanigan	Executive Vice President, Global Supply Chain. Mr. Flanigan joined Dollar General as Senior Vice President, Global Supply Chain in May 2008. He was promoted to Executive Vice President in March 2010. Prior to joining Dollar General, he was Group Vice President of Logistics and Distribution for Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, from October 2005 to April 2008. From September 2001 to October 2005, he served as the Vice President of Logistics for Safeway Inc., a food and drug retailer, where he oversaw distribution of food products from Safeway distribution centers to all retail outlets, inbound traffic and transportation. He also has held distribution and logistics leadership positions at Vons — a Safeway company, Specialized Distribution Management Inc., and Crum & Crum Logistics.

Robert D. Ravener	Executive Vice President and Chief People Officer. Mr. Ravener joined Dollar General as Senior Vice President and Chief People Officer in August 2008. He was promoted to Executive Vice President in March 2010. Prior to joining Dollar General, he served in human resources executive roles with Starbucks Corporation, a roaster, marketer and retailer of specialty coffee, from September 2005 until August 2008 as the Senior Vice President of U.S. Partner Resources and, prior to that, as the Vice President, Partner Resources — Eastern Division. Prior to serving at Starbucks, Mr. Ravener held Vice President of Human Resources roles for The Home Depot Inc., a home improvement retailer, at its Store Support Center and a domestic field division from April 2003 to September 2005. Mr. Ravener also served in executive roles in both human resources and operations at Footstar, Inc. and roles of increasing leadership at PepsiCo, Inc.

Gregory A. Sparks	Executive Vice President, Store Operations. Mr. Sparks joined Dollar General in March 2012 as Executive Vice President of Store Operations. Prior to joining Dollar General, Mr. Sparks served as Division President, Seattle Division, for Safeway Inc., a food and drug retailer, a role he had held since 2001. As Division President of the Seattle Division, Mr. Sparks was responsible for the supervision of approximately 200 stores and approximately 23,000 employees in the northwest region and oversaw real estate, finance and operations of the Seattle Division. Mr. Sparks has 37 years of retail experience including a 34-year career with Safeway where he held roles of increasing responsibility including merchandising manager (1987), category manager (1987 — 1990), divisional director of merchandising, grocery and general merchandise (1990 — 1997) and divisional vice president of marketing (1997 — 2001).

Anita C. Elliott	Senior Vice President and Controller. Ms. Elliott joined Dollar General as Senior Vice President and Controller in August 2005. Prior to joining Dollar General, she served as Vice President and Controller of Big Lots, Inc., a closeout retailer, from May 2001 to August 2005. Prior to serving at Big Lots, she served as Vice President and Controller for Jitney-Jungle Stores of America, Inc., a grocery retailer, from April 1998 to March 2001. Prior to serving at Jitney-Jungle, she practiced public accounting for 12 years, 6 of which were with Ernst & Young LLP.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Rhonda M. Taylor	Senior Vice President and General Counsel. Ms. Taylor joined Dollar General as an Employment Attorney in March 2000 and was promoted to Senior Employment Attorney in 2001. She was promoted to Deputy General Counsel in 2004 and then moved into the role of Vice President and Assistant General Counsel in March 2010. She has served as Senior Vice President and General Counsel since June 2013. Prior to joining Dollar General, she practiced law with Ogletree, Deakins, Nash, Smoak & Stewart, P.C., where her practice was focused on labor law and employment litigation. She has also held attorney positions with Ford & Harrison LLP and Stokes & Bartholomew.

Directors and Officers of D3 Merger Sub who are Participants

The name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of D3 Merger Sub, Inc. are set forth below. The business address of each director and officer is care of Dollar General, 100 Mission Ridge, Goodlettsville, TN 37072. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Dollar General. None of the directors and officers of D3 Merger Sub, Inc. listed below has, during the past five (5) years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment and Five-Year Employment History
Richard W. Dreiling	See “Schedule I — Directors and Executive Officers of Dollar General Corporation and D3 Merger Sub — Directors and Executive Officers of Dollar General — Richard W. Dreiling.”

David M. Tehle	See “Schedule I — Directors and Executive Officers of Dollar General Corporation and D3 Merger Sub — Directors and Executive Officers of Dollar General — David M. Tehle.”

Rhonda M. Taylor	See “Schedule I — Directors and Executive Officers of Dollar General Corporation and D3 Merger Sub — Directors and Executive Officers of Dollar General — Rhonda M. Taylor.”

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Five-Year Employment History
Richard W. Dreiling	See “Schedule I — Directors and Executive Officers of Dollar General Corporation and D3 Merger Sub — Directors and Executive Officers of Dollar General — Richard W. Dreiling.”

David M. Tehle	See “Schedule I — Directors and Executive Officers of Dollar General Corporation and D3 Merger Sub — Directors and Executive Officers of Dollar General — David M. Tehle.”

Rhonda M. Taylor	See “Schedule I — Directors and Executive Officers of Dollar General Corporation and D3 Merger Sub — Directors and Executive Officers of Dollar General — Rhonda M. Taylor.”

IMPORTANT

If your Shares are held in your own name, please use the GOLD proxy card to vote by Internet or telephone or sign, date and return the enclosed GOLD proxy card today. If your Shares are held in “street-name,” only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed GOLD voting instruction form to your broker or bank and contact the person responsible for your account to ensure that a GOLD proxy card is voted on your behalf. If your broker or bank provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed GOLD voting instruction form.

We urge you not to sign any proxy card you may receive from Family Dollar, even as a protest vote against the Proposed Dollar Tree Merger.

If you have any questions or require any assistance in voting your Shares, please contact:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (877) 750-5837

Banks and Brokers may call collect: (212) 750-5833

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of Family Dollar Stores, Inc.

common stock for the upcoming special meeting of stockholders.

PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY IN ONE OF THREE WAYS:

1.	Vote by Telephone — Please call toll-free in the U.S. or Canada at 1-866-809-5290, on a touch-tone phone. If outside the U.S. or Canada, call 1-215-521-1349 Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.	Vote by Internet — Please access https://www.proxyvotenow.com/fdo and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

3.	Vote by Mail — If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: Dollar General Corporation c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE — PAID ENVELOPE PROVIDED ▼

Please mark vote as in this example

DOLLAR GENERAL CORPORATION RECOMMENDS THAT STOCKHOLDERS VOTE “AGAINST” PROPOSALS 1, 2 AND 3.

1.	A proposal to adopt the Agreement and Plan of Merger, dated as of July 27, 2014, as it may be amended from time to time, by and among Family Dollar Stores, Inc., a Delaware corporation, Dollar Tree, Inc., a Virginia corporation, and Dime Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Dollar Tree, Inc.	AGAINST ☐	ABSTAIN ☐	FOR ☐

2.	A proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for Family Dollar’s named executive officers in connection with the merger contemplated by the merger agreement.	AGAINST ☐	ABSTAIN ☐	FOR ☐

3.	A proposal for adjournment of the special meeting, if necessary or appropriate, from time to time, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.	AGAINST ☐	ABSTAIN ☐	FOR ☐

Date:

(Signature)

(Signature, if held jointly)

(Title)

NOTE: Please sign exactly as your name(s) appear(s) hereon. When shares are held jointly, joint owners should each sign. Executors, administrators, trustees, etc., should indicate the capacity in which signing. If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE — PAID ENVELOPE PROVIDED ▼

PRELIMINARY COPY — SUBJECT TO COMPLETION

FAMILY DOLLAR STORES, INC.

THIS PROXY IS SOLICITED BY DOLLAR GENERAL CORPORATION IN OPPOSITION TO

THE PROPOSED ACQUISITION OF FAMILY DOLLAR STORES, INC. BY DOLLAR TREE, INC.

G O L D P R O X Y C A R D

The undersigned, a holder of record of shares of common stock, par value $0.10 per share (the “Shares”), of Family Dollar Stores, Inc. (the “Company”) acknowledges receipt of the Proxy Statement of Dollar General Corporation and D3 Merger Sub, Inc., dated [                    ], 2014, and the undersigned revokes all prior proxies delivered in connection with the Special Meeting of Stockholders of the Company to adopt the Agreement and Plan of Merger, dated as of July 27, 2014, by and among the Company, Dollar Tree, Inc. and Dime Merger Sub, Inc. (as the same may be amended, the “Dollar Tree Merger Agreement”) and all other matters related to the Dollar Tree Merger Agreement including those set forth below and appoints Rhonda M. Taylor and Christine L. Connolly, or each of them, with full power of substitution, proxies for the undersigned to vote all Shares of the Company which the undersigned would be entitled to vote at the Special Meeting and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows.

EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED AND DATED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. SHOULD OTHER PROPOSALS BE BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES WILL ABSTAIN FROM VOTING ON SUCH PROPOSALS UNLESS SUCH PROPOSALS ADVERSELY AFFECT THE INTERESTS OF DOLLAR GENERAL AS DETERMINED BY DOLLAR GENERAL IN ITS SOLE DISCRETION, IN WHICH EVENT SUCH PERSONS NAMED AS PROXIES WILL VOTE ON SUCH PROPOSALS IN THEIR DISCRETION. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS LISTED BELOW TO THE EXTENT IT IS VOTED AT THE SPECIAL MEETING AS STIPULATED BELOW.

BY EXECUTING THE GOLD CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

(Continued and to be signed on reverse side)